This appendix is not available as an online form

Please fill in and submit as a PDF announcement +Rule 3.10.3A, 3.10.3B, 3.10.3C
Appendix 3G
Notification of issue, conversion or payment up of equity +securities
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
If you are an entity incorporated outside Australia and you are issuing a new class of +securities other than CDIs, you will need to obtain and provide an International Securities Identification Number (ISIN) for that class. Further information on the requirement for the notification of an ISIN is available from the Create Online Forms page. ASX is unable to create the new ISIN for non-Australian issuers.
*Denotes minimum information required for first lodgement of this form, with exceptions provided in specific notes for certain questions. The balance of the information, where applicable, must be provided as soon as reasonably practicable by the entity.
Part 1 – Entity and announcement details

Question no	Question	Answer
1.1	*Name of entity We (the entity here named) give notice of the issue, conversion or payment up of the following unquoted +securities.	Rio Tinto Limited
1.2
*Registration type and number
Please supply your ABN, ARSN, ARBN, ACN or another registration type and number (if you supply another registration type, please specify both the type of registration and the registration number).
96 004 458 404
1.3	*ASX issuer code	RIO
1.4	*This announcement is Tick whichever is applicable.	☒A new announcement ☐An update/amendment to a previous announcement ☐A cancellation of a previous announcement
1.5	*Date of this announcement	23 January 2020

+ See chapter 19 for defined terms
1 December 2019  Page 1

This appendix is not available as an online form Appendix 3G
Please fill in and submit as a PDF announcement Notification of issue, conversion or payment up of equity +securities
Part 2 – Type of issue

Question No.	Question	Answer
2.1
*The +securities the subject of this notification are:
Select whichever item is applicable.
If you wish to notify ASX of different types of issues of securities, please complete a separate Appendix 3G for each type of issue.

☐+securities issued as a result of options being exercised or other +convertible
☐+securities being converted and that are not to be quoted on ASX
☐partly paid +securities that have been fully paid up and that are not to be quoted on ASX
☒+securities issued under an +employee incentive scheme that are not being immediately quoted on ASX
☐other [please specify]
If you have selected ‘other’ please provide the circumstances of the issue here:

2.2c.1
Please state the number and type of +securities (including their ASX security code) issued under an +employee incentive scheme that are not being immediately quoted on ASX
Answer this question if your response to Q2.1 is “securities issued under an employee incentive scheme that are not being immediately quoted on ASX”.

82,809.9514 conditional rights (Matching Share Rights) to Rio Tinto Limited ordinary shares (Shares) under the Rio Tinto Limited Global Employee Share Plan (myShare).
(These Matching Share Rights were issued simultaneously with the purchase of 82,810 Shares under myShare (Investment Shares).)

2.2c.2
*Please attach a document, or provide details of a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms.
Answer this question if your response to Q2.1 is “securities issued under an employee incentive scheme that are not being immediately quoted on ASX”.
myShare Plan Rules attached
2.2c.3
*Are any of these +securities being issued to +key management personnel (KMP) or an +associate
Answer this question if your response to Q2.1 is “securities issued under an employee incentive scheme that are not being immediately quoted on ASX”.
Yes
2.2c.3.a
*Provide details of the recipients and the number of +securities issued to each of them.
Answer this question if your response to Q2.1 is “securities issued under an employee incentive scheme that are not being immediately quoted on ASX” and your response to Q2.2c.3 is “Yes”. Repeat the detail in the table below for each KMP involved in the issue. If the securities are being issued to the KMP, repeat the name of the KMP or insert “Same” in “Name of registered holder”. If the securities are being issued to an associate of a KMP, insert the name of the associate in “Name of registered holder”.

This appendix is not available as an online form Appendix 3G
Please fill in and submit as a PDF announcement Notification of issue, conversion or payment up of equity +securities

2.3	*The +securities being issued are: Tick whichever is applicable	☐Additional +securities in an existing unquoted class that is already recorded by ASX ("existing class") ☒New +securities in an unquoted class that is not yet recorded by ASX ("new class")
Part 3B – number and type of +securities being issued (new class)
Answer the questions in this part if your response to Q2.3 is “new class”.

Question No.	Question	Answer
3B.1	*Security description	Matching Share Rights under myShare
3B.2
*Security type
Select one item from the list
Please select the most appropriate security type from the list. This will determine more detailed questions to be asked about the security later in this section. Select “ordinary fully or partly paid shares/units” for stapled securities or CDIs. For interest rate securities, please select the appropriate choice from either “Convertible debt securities” or “Non-convertible debt securities”. Select “Other” for performance shares/units and performance options/rights or if the selections available in the list do not appropriately describe the security being issued.
☐Ordinary fully or partly paid shares/units ☐Options ☐+Convertible debt securities ☐Non-convertible +debt securities ☐Redeemable preference shares/units ☒Other
3B.4	*Number of +securities being issued	82,809.9514 Matching Share Rights under myShare (These Matching Share Rights were issued simultaneously with the purchase of 82,810 Investment Shares under myShare.)
3B.5a	*Will all the +securities issued in this class rank equally in all respects from the issue date?	Yes
3B.6
Please attach a document, or provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued
You may cross reference a disclosure document, PDS, information memorandum, investor presentation or other announcement with this information provided it has been released to the ASX Market Announcements Platform.
myShare Plan Rules attached.
3B.7
*Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?
Answer this question only if you are an ASX Listing. (ASX Foreign Exempt Listings and ASX Debt Listings do not have to answer this question).
If your response is “No” and the securities have any unusual terms, you should approach ASX as soon as possible for confirmation under listing rule 6.1 that the terms are appropriate and equitable.
No
Part 4 – Issue details

+ See chapter 19 for defined terms
1 December 2019  Page 3

This appendix is not available as an online form Appendix 3G
Please fill in and submit as a PDF announcement Notification of issue, conversion or payment up of equity +securities

Question No.	Question	Answer
4.1	*Have the +securities been issued yet?	Yes
4.1a	*What was their date of issue? Answer this question if your response to Q4.1 is “Yes”.	17 January 2020
4.2	*Are the +securities being issued for a cash consideration? If the securities are being issued for nil cash consideration, answer this question “No”.	No
4.2c	Please describe the consideration being provided for the +securities Answer this question if your response to Q4.2 is “No”.	Nil consideration under the terms of myShare
Part 5 – Unquoted +securities on issue

Following the issue of the +securities the subject of this application, the unquoted issued +securities of the entity will comprise:
Note: the figures provided in the table in section 5.1 below are used to calculate part of the total market capitalisation of the entity published by ASX from time to time. Please make sure you include in the table each class of unquoted securities issued by the entity.
Restricted securities should be included in table 5.1.

5.1

[1]The ‘Special Voting Share’ was issued to facilitate the joint voting by shareholders of Rio Tinto Limited and Rio Tinto plc on Joint Decisions following the Dual Listed Company (DLC) merger.
[2] The ‘DLC Dividend Share’ was issued to facilitate the efficient management of funds within the DLC structure.

+ See chapter 19 for defined terms
1 December 2019  Page 4

This appendix is not available as an online form Appendix 3G
Please fill in and submit as a PDF announcement Notification of issue, conversion or payment up of equity +securities
Part 6 – Other Listing Rule requirements
The questions in this Part should only be answered if you are an ASX Listing (ASX Foreign Exempt Listings and ASX Debt Listings do not need to complete this Part) and:
–your response to Q2.1 is “+securities issued under an +employee incentive scheme that are not being immediately quoted on ASX”; or
–your response to Q2.1 is “Other”

Question No.	Question	Answer
6.1
*Are the securities being issued under Listing Rule 7.2 exception 13[1] and therefore the issue does not need any security holder approval under Listing Rule 7.1?
Answer this question if your response to Q2.1 is “securities issued under an employee incentive scheme that are not being immediately quoted on ASX”.
No
6.2	*Has the entity obtained, or is it obtaining, +security holder approval for the issue under listing rule 7.1? Answer this question if the response to Q6.1 is “No”.	No
6.2b
*Are any of the +securities being issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?
Answer this question if the response to Q6.1 is “No” and the response to Q6.2 is “No”.
Yes
6.2b.1
*How many +securities are being issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?
Answer this question if the response to Q6.1 is “No”, the response to Q6.2 is “No” and the response to Q6.2b is “Yes”.
Please complete and separately send by email to your ASX listings adviser a work sheet in the form of Annexure B to Guidance Note 21 confirming the entity has the available capacity under listing rule 7.1 to issue that number of securities.
82,809.9514 Matching Share Rights under myShare
6.2c
*Are any of the +securities being issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A (if applicable)?
Answer this question if the response to Q6.1 is “No” and the response to Q6.2 is “No”.
N/A
Introduced 01/12/19

1 Exception 13 An issue of securities under an employee incentive scheme if within 3 years before the issue date:
(a) in the case of a scheme established before the entity was listed – a summary of the terms of the scheme and the maximum number of equity securities proposed to be issued under the scheme were set out in the prospectus, PDS or information memorandum lodged with ASX under rule 1.1 condition 3; or
(b) the holders of the entity’s ordinary securities have approved the issue of equity securities under the scheme as an exception to this rule. The notice of meeting must have included:

+ See chapter 19 for defined terms
1 December 2019  Page 5

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Please fill in and submit as a PDF announcement Notification of issue, conversion or payment up of equity +securities
 a summary of the terms of the scheme.
 the number of securities issued under the scheme since the entity was listed or the date of the last approval under this rule;
 the maximum number of +equity securities proposed to be issued under the scheme following the approval; and
 a voting exclusion statement.
Exception 13 is only available if and to the extent that the number of +equity securities issued under the scheme does not exceed the maximum number set out in the entity’s prospectus, PDS or information memorandum (in the case of (a) above) or in the notice of meeting (in the case of (b) above).
Exception 13 ceases to be available if there is a material change to the terms of the scheme from those set out in the entity’s prospectus, PDS or information memorandum (in the case of (a) above) or in the notice of meeting (in the case of (b) above

+ See chapter 19 for defined terms
1 December 2019  Page 6